WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Statement of Earnings

Year ended December 31, 2017

(In thousands)

Revenues:		
Investment management fees	$	153,983
Underwriting and distribution fees		428,226
Shareholder service fees		106,939
Revenue sharing and reimbursements		52,865
Total		742,013
Operating expenses:		
Underwriting and distribution		433,616
Compensation and related costs (including share-based compensation of $53,585)		174,028
Depreciation		20,037
General and administrative		18,827
Total		646,508
Operating income		95,505
Investment and other income		23,000
Interest expense		(90)
Income before provision for income taxes		118,415
Provision for income taxes		56,668
Net income		61,747
Net income attributable to redeemable noncontrolling interests		570
Net income attributable to Waddell & Reed, Inc. and Subsidiaries	$	61,177

See accompanying notes to consolidated financial statements.